UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2019

Commission File Number: 001-34541

GLOBAL CORD BLOOD CORPORATION

(Translation of registrant’s name into English)

48th Floor, Bank of China Tower
1 Garden Road
Central
Hong Kong S.A.R.

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                 Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXPLANATORY NOTE

This Report of Foreign Private Issuer on Form 6-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. These statements relate to future events or Global Cord Blood Corporation’s (the “Company”) future financial performance. The Company has attempted to identify forward-looking statements by terminology including “anticipates”, “believes”, “expects”, “can”, “continue”, “could”, “estimates”, “intends”, “may”, “plans”, “potential”, “predict”, “should” or “will” or the negative of these terms or other comparable terminology. These statements are only predictions, uncertainties and other factors may cause the Company’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. The information in this Report on Form 6-K is not intended to project future performance of the Company. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, the Company does not guarantee future results, levels of activity, performance or achievements. The Company’s expectations are as of the date of this Report on Form 6-K, and the Company does not intend to update any of the forward-looking statements after the date of this Report on Form 6-K to conform these statements to actual results, unless required by law.

The forward-looking statements included in this Report on Form 6-K are subject to risks, uncertainties and assumptions about the Company’s businesses and business environments. These statements reflect the Company’s current views with respect to future events and are not a guarantee of future performance. Actual results of the Company’s operations may differ materially from information contained in the forward-looking statements as a result of risk factors some of which include, among other things: continued compliance with government regulations regarding cord blood banking in the People’s Republic of China, or PRC and any other jurisdiction in which the Company conducts its operations; changing legislation or regulatory environments in the PRC and any other jurisdiction in which the Company conducts its operations; the acceptance by subscribers of the Company’s different pricing and payment options and reaction to the introduction of the Company’s premium-quality pricing strategy; demographic trends in the regions of the PRC in which the Company is the exclusive licensed cord blood banking operator; labor and personnel relations; the existence of a significant shareholder able to influence and direct the corporate policies of the Company; credit risks affecting the Company’s revenue and profitability; changes in the healthcare industry, including those which may result in the use of stem cell therapies becoming redundant or obsolete; the Company’s ability to effectively manage its growth, including maintaining effective controls and procedures and attracting and retaining key management and personnel; changing interpretations of generally accepted accounting principles; the availability of capital resources, including in the form of capital markets financing opportunities, in light of industry developments affecting issuers that have pursued a “reverse merger” with an operating company based in the PRC, the presence of a new majority shareholder, international pressure on trade and currency against the PRC and its potential impact on the PRC consumer behavior, as well as general economic conditions; the non-binding proposal letter from Cordlife Group Limited and other relevant risks detailed in the Company’s filings with the Securities and Exchange Commission in the United States.

Results of Operations and Financial Condition

Following this cover page are the unaudited condensed consolidated financial results for the three months ended June 30, 2019 of the Company.

GLOBAL CORD BLOOD CORPORATION

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

As of March 31 and June 30, 2019

	March 31,	June 30,
	2019	2019
	RMB	RMB	US$
	(in thousands except share data)
ASSETS
Current assets
Cash and cash equivalents	4,997,861	5,162,037	751,936
Accounts receivable, less allowance for doubtful accounts (March 31, 2019: RMB89,634; June 30, 2019: RMB96,587 (US$14,069))	96,923	96,294	14,027
Inventories	27,612	25,352	3,694
Prepaid expenses and other receivables	25,532	21,615	3,149
Total current assets	5,147,928	5,305,298	772,806
Property, plant and equipment, net	545,340	540,986	78,803
Operating lease right-of-use assets[1]	—	6,365	927
Non-current deposits	236,719	242,556	35,332
Non-current accounts receivable, less allowance for doubtful accounts (March 31, 2019: RMB74,800; June 30, 2019: RMB74,089 (US$10,792))	104,857	111,417	16,230
Inventories	77,194	78,529	11,439
Intangible assets, net	97,444	96,289	14,026
Investment in equity securities at fair value	107,362	120,443	17,545
Other equity investment	189,129	189,129	27,550
Deferred tax assets	44,981	47,473	6,915
Total assets	6,550,954	6,738,485	981,573

LIABILITIES
Current liabilities
Accounts payable	33,566	28,522	4,155
Accrued expenses and other payables	79,977	95,362	13,891
Operating lease liabilities[1]	—	2,174	317
Deferred revenue	461,986	444,402	64,734
Income tax payable	20,113	23,728	3,456
Total current liabilities	595,642	594,188	86,553
Non-current deferred revenue	2,108,442	2,161,478	314,855
Non-current operating lease liabilities[1]	—	3,491	509
Other non-current liabilities	404,482	417,107	60,759
Deferred tax liabilities	19,626	19,178	2,794
Total liabilities	3,128,192	3,195,442	465,470

EQUITY
Shareholders’ equity of Global Cord Blood Corporation
Ordinary shares
- US$0.0001 par value, 250,000,000 shares authorized, 121,687,974 and 121,551,075 shares issued and outstanding as of March 31 and June 30, 2019, respectively	83	83	12
Additional paid-in capital	2,101,582	2,101,582	306,129
Treasury stock, at cost (March 31 and June 30, 2019: 136,899 shares, respectively)	(2,815)	(2,815)	(410)
Accumulated other comprehensive losses	(88,738)	(78,385)	(11,418)
Retained earnings	1,407,223	1,515,567	220,768
Total equity attributable to Global Cord Blood Corporation	3,417,335	3,536,032	515,081
Non-controlling interests	5,427	7,011	1,022
Total equity	3,422,762	3,543,043	516,103
Total liabilities and equity	6,550,954	6,738,485	981,573

1 During the reporting quarter, the Company adopted Accounting Standards Update Topic 842 using a modified retrospective transition approach which resulted in the recognition of right-of-use assets and lease liabilities for operating leases as of April 1, 2019 of approximately RMB6.9 million ($1.0 million) and RMB5.8 million ($0.8 million), respectively.

GLOBAL CORD BLOOD CORPORATION

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the Three Months ended June 30, 2018 and 2019

	Three months ended June 30,
	2018	2019
	RMB	RMB	US$
	(in thousands except per share data)
Revenues	233,821	273,375	39,822
Direct costs	(43,158)	(45,749)	(6,664)
Gross profit	190,663	227,626	33,158
Operating expenses
Research and development	(2,791)	(4,701)	(685)
Sales and marketing	(51,415)	(60,637)	(8,833)
General and administrative	(41,015)	(49,902)	(7,269)
Total operating expenses	(95,221)	(115,240)	(16,787)
Operating income	95,442	112,386	16,371
Other (expenses)/income, net
Interest income	5,698	6,220	906
Foreign currency exchange losses	(26)	(28)	(4)
Change in fair value of equity securities	(9,321)	9,979	1,454
Dividend income	—	507	74
Others	(759)	340	50
Total other (expenses)/income, net	(4,408)	17,018	2,480
Income before income tax	91,034	129,404	18,851
Income tax expense	(16,524)	(19,476)	(2,837)
Net income	74,510	109,928	16,014
Net income attributable to non-controlling interests	(968)	(1,584)	(231)
Net income attributable to Global Cord Blood Corporation’s shareholders	73,542	108,344	15,783

Earnings per share:
Attributable to ordinary shares
- Basic	0.61	0.89	0.13
- Diluted	0.61	0.89	0.13

Other comprehensive income, net of nil income taxes
- Foreign currency translation adjustments	22,880	10,353	1,508
Comprehensive income	97,390	120,281	17,522

Comprehensive income attributable to non-controlling interests	(968)	(1,584)	(231)
Comprehensive income attributable to Global Cord Blood Corporation’s shareholders	96,422	118,697	17,291

Other Events

On August 27, 2019, the Company issued a press release announcing unaudited condensed consolidated financial results for the three months ended June 30, 2019. A copy of the press release is attached as Exhibit 99.1.

Exhibits

Exhibit No.	Description

99.1	Press Release dated August 27, 2019

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

GLOBAL CORD BLOOD CORPORATION

	By:	/s/ Albert Chen
	Name:	Albert Chen
	Title:	Chief Financial Officer

Dated: August 27, 2019